

October 31, 2013

Via E-mail
Dr. Mark B. Knudson
Chief Executive Officer
EnteroMedics, Inc.
2800 Patton Road
St. Paul, MN 55113

> **Re:** **EnteroMedics, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 7, 2013**
> **File No. 001-33818**

Dear Dr. Knudson:

We have reviewed your filing and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Item 11.  Executive Compensation, page 108

1.      Please refer to your disclosure under "Long-Term Incentives" starting on page 28 of your definitive proxy statement.  We note from your summary compensation table on page 31 of your definitive proxy statement the significant increase in the value of the stock options awarded to your named executive officers in fiscal 2012 relative to the value of the stock options awarded in fiscal 2011.  We also note your disclosure in the second paragraph on page 29 of your definitive proxy statement that the board and the compensation committee take the following factors into consideration when awarding long-term incentives:  peer company data, individual responsibilities, experience, contributions and achievements, and strategic factors such as clinical trial progress and enrollment, research and development, continued establishment of intellectual property and implementation of appropriate financing strategies.  We note, however, from the third paragraph on page 29 of your definitive proxy statement that fiscal 2012 awards were based on the compensation committee's "subjective determination that additional stock grants were appropriate."  Please tell us whether and how the compensation

committee and the board took into consideration the factors noted in the second paragraph on page 29 when granting the fiscal 2012 stock option awards for each named executive officer. Please also confirm that you will disclose in future filings, as applicable, how the factors you disclose led to the board's and the compensation committee's decision regarding compensation awards to named executive officers. Please refer to Regulation S-K Item 402(b)(1)(v) and Item 402(b)(2)(v), (vi), (vii) and (ix), and comment 4 of our letter to you dated July 27, 2010 regarding your Form 10-K for the fiscal year ended December 31, 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joseph McCann at (202) 551-6262 or Tim Buchmiller, reviewing attorney, at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director